SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Regent Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 758865109

(CUSIP Number)

Riley Investment Management LLC

Attn: Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758865109	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,588,913
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,588,913
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,588,913
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[1]
14	TYPE OF REPORTING PERSON* PN

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1

Based on 38,783,278 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007.

CUSIP No. 758865109	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,588,913[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 822,504[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,588,913[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 822,504[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,853,242[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 2,588,913 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 822,504 shares of Common Stock held by its investment advisory clients, 264,329 of which are held by an investment advisory client indirectly affiliated with Mr. Riley. However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 38,783,278 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007.

CUSIP No. 758865109	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 2,588,913[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 822,504[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,588,913[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 822,504[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,853,242[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings, and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,588,913 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

2

Riley Investment Management LLC has shared voting and dispositive power over 822,504 shares of Common Stock owned by its investment advisory clients, 264,329 of which are held by an account indirectly affiliated with Mr. Riley. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.

3

Based on 38,783,278 shares of common stock of Regent Communications, Inc. (the “Issuer”) outstanding at August 1, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 filed with the Securities and Exchange Commission on August 8, 2007.

CUSIP No. 758865109	13D	Page 5

Item 4.

Interest in Securities of the Issuer

Item 4 as previously filed is amended to add the following information:

On August 9, 2007, RIM sent a letter to the Issuer stating that because the Issuer has ignored its obligations under its by-laws and Delaware law, that RIM would be forced to file suit against the Issuer in the Delaware Court of Chancery for (1) refusing to call a special meeting of shareholders after a request had been made by more than 20% of the record shareholders of the Company and (2) refusing to provide all of the stocklist materials to which RIP is entitled to receive under Delaware law. In the letter, RIM described some of the Issuer’s attempts to obstruct the exercise of its shareholder rights. RIM demanded that the Issuer comply with its obligations under Delaware law and satisfy the stockholders’ requests immediately. The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

Unless its demands are met, RIM anticipates that a suit will be filed on August 9, 2007 or August 10, 2007.

Item 5.

Interest in Securities of the Issuer

See Item 4.

Item 5(c) as previously filed is amended to add the following information:

(c)

The following are transactions effected by the other Reporting Persons in Common Stock that have taken place since the last 13D filing.

Investment Advisory Clients	Trade Date	Trans Code	Quantity	Price
	7/20/2007	BY	349	3.35
	7/23/2007	BY	850	3.35
	7/24/2007	BY	12,478	3.4
	7/25/2007	BY	81,159	3.3999
	7/26/2007	BY	34,223	3.3922
	7/27/2007	BY	12,903	3.3987
	7/30/2007	BY	3,051	3.4
	7/31/2007	BY	9,004	3.4024

Item 7.

Material to be filed as Exhibits

Exhibit A

Letter, dated August 9, 2007, to the Issuer.

CUSIP No. 758865109	13D	Page 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810 Los Angeles, CA 90025

Phone (310) 966-1445 Fax (310) 966-1096

August 9, 2007

VIA OVERNIGHT DELIVERY, REGISTERED MAIL AND FACSIMILE

President, Secretary and Board of Directors

Regent Communications, Inc.

2000 Fifth Third Center

511 Walnut Street

Cincinnati, OH 45202

Dear Sirs:

Because you have ignored your obligations under Regent Communications' by-laws and Delaware law, we are forced to file suit against you in the Delaware Court of Chancery for (1) refusing to call a special meeting of shareholders after a request had been made by more than 20% of the record shareholders of the Company and (2) refusing to provide us with all of the stocklist materials that we are entitled to receive under Delaware law. We believe that it is clear that you have delayed calling a special meeting and providing us complete stocklist materials because you want to impede improperly our right to contact other shareholders to solicit their proxies to elect new directors to the board.

On multiple occasions, we have provided documentation to the Company demonstrating that record shareholders holding more than 20% of the shares have validly demanded a special meeting. Yet the Company’s management and Board of Directors continue to obstruct the exercise of our shareholder rights, citing irrelevant technicalities to try to stall the process. On July 19, 2007, we sent a letter to Regent Communications requesting that the Company call a special meeting of shareholders to be held on September 3, 2007 in Cincinnati, Ohio. While more than 20% of the Company's shareholders delivered to the Company requests for the special meeting, we were initially told that the 20% requirement had not been met. After sending the Company for a second time documentation that 20% of the shareholders had made the same request for a special meeting, we were told that our request was invalid because the Company did not receive “original” copies of the request from each and every stockholder making the request. There is no such requirement in the Company’s bylaws or Delaware law.

We also made a separate request under Delaware law for the Company to provide a list of stockholders and related stockholder information. However, the Company initially denied this request saying our request was insufficient for the same reasons above in addition to a legal technicality. The Company's denial was disingenuous at best, and, given that the Company has the benefit of outside counsel, could be construed as purposefully misleading. The Company's bylaws do not indicate any minimum level of voting power required to entitle a shareholder to a shareholders list. More importantly, as we informed you, Delaware courts have broadly enforced a stockholder's right to inspect and copy the stockholders list and related materials. It took our threat of litigation for you to provide just a list of the registered holders. You continue to refuse to provide any of the other stockholder related information we reasonably requested and are entitled to under Delaware law, such as a current DTC breakdown.

Most importantly, raising specious arguments and hiding behind legal technicalities indicates to your shareholders that the Company’s management and Board choose to ignore its owners rather than listening to them. Riley Investment Partners Master Fund, L.P. and our other clients are one of the Company’s largest shareholders with over 8% of the outstanding shares, and we have demonstrated support of a large percentage of your other “owners”. In conversations with us, your Chairman, Bill Sutter, has pointed out that we have only been shareholders since the early part of 2007. While this point is completely irrelevant, we also know that there are several long-time, large shareholders who have owned shares since 2002 and earlier who have also demanded a special meeting. Furthermore, given that with a handful of telephone calls, we were able to garner more than 20% of the shareholders to call a special meeting, the Board should realize that its chances of winning a proxy contest are virtually non-existent. Perhaps this is the reason that you prefer to ignore our requests? Continuing to stall or ignore us will only result in further wasting the Company’s money, enriching company counsel, and end with the same result -- losing a shareholder vote. Accordingly, we demand that you to comply with your obligations under Delaware law and satisfy our requests immediately.

Sincerely,

John Ahn

Principal

Riley Investment Management LLC